SCHEDULE A
Effective April 1, 2025

TO INVESTMENT ADVISORY AGREEMENT

Dated November 6, 2023 Between
Bramshill Investments, LLC and
Advisor Managed Portfolios

Series or Fund of Advisor Managed Portfolios	Annual Fee Rate as a Percentage of Average Daily Net Assets
Bramshill Income Performance Fund	0.85%
BHILL Fund	0.00%

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their duly authorized officers, all on the day and year first above written.

ADVISOR MANAGED PORTFOLIOS	BRAMSHILL INVESTMENTS, LLC

By: /s/ Russell B. Simon	By: /s/ Stephen Selver
Name: Russell B. Simon	Name: Stephen Selver
Title: President	Title: Chief Executive Officer

Schedule A